Exhibit 12

STATEMENT REGARDING RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth Litigation Dynamics, Inc.’s ratios of earnings to fixed charges for the periods indicated.  The ratios have been based upon net loss before fixed charges.  Fixed charges include interest expense.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2009	2011	2010
Earnings (loss)
Net loss	$ –	$ –	$ (251,274)	$ –
Add: Fixed charges	–	–	25,327	–
Adjusted earnings (loss)	$ –	$ –	$ (225,947)	$ –

Fixed charges:
Interest expense	$ –	$ –	$ 25,327	$ –

Ratio of earnings (loss) to fixed charges	–	–	(8.9)	–